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                                   SCHEDULE B

                         SHAREHOLDER SERVICES AGREEMENT
                              COMPENSATION SCHEDULE
                             EFFECTIVE MAY 19, 2005

                      DELAWARE INVESTMENTS FAMILY OF FUNDS

1. Delaware Service Company, Inc. ("DSC") will determine and report to the Fund, at least annually, the compensation for services to be provided to the Fund for DSC's forthcoming fiscal year or period.

2. In determining such compensation, DSC will fix and report a fee to be charged per account for services provided. DSC will bill, and the Fund will pay, such compensation monthly.

3. Except as otherwise provided in paragraphs 4 and 5, the charge consists of an annual per account charge of $23.10 per annum for each open and closed account on DSC's records and each account held on a sub-accounting system maintained by firms that hold accounts on an omnibus basis.

         These charges will be assessed monthly on a pro rata basis and will be determined using the number of accounts maintained as of the last calendar day of each month.

         DSC is the Fund's operational interface with a variety of third party administrators, banks, trust companies and other organizations that provide retirement administration, trust or other collective services to the Fund's shareholders. Subtransfer agency fees (or similar fees) related to such relationships on a retirement processing system will be passed on to the Fund at cost, without markup.

4. DSC's compensation for providing services to the Series of Delaware VIP Trust (the "VIP Trust") will be 0.01% of average daily net assets per Series annually. DSC will bill, and the VIP Trust will pay, such compensation monthly. In addition, in the conduct of the business of DSC and the VIP Trust and in performance of this Agreement, each party will bear its allocable portion of expenses common to each. In addition, DSC shall be entitled to reimbursement of out-of-pocket expenses paid on behalf of VIP Trust.

5. DSC's compensation for providing services to the Portfolios of Delaware Pooled Trust (the "DPT Trust") (other than The Real Estate Investment Trust Portfolio) will be 0.01% of average daily net assets per Portfolio annually. DSC will bill, and the DPT Trust will pay, such compensation monthly. In addition, in the conduct of the business of DSC and the DPT Trust and in performance of this Agreement, each party will bear its allocable portion of expenses common to each. In addition, DSC shall be entitled to reimbursement of out-of-pocket expenses paid on behalf of DPT Trust. Notwithstanding anything in this paragraph to the contrary, DSC's compensation for The Real Estate Investment Trust Portfolio will be as set forth in paragraph 3 above.
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         AGREED AND ACCEPTED:

         DELAWARE SERVICE COMPANY, INC.                                DELAWARE GROUP GOVERNMENT FUND for its series set
                                                                       forth in Schedule A to this Agreement

         By:      Douglas L. Anderson                                  By:      Jude T. Driscoll
                  ---------------------------------------                       ----------------------------------------
         Name:    Douglas L. Anderson                                  Name:    Jude T. Driscoll
         Title:   Senior Vice President/Operations                     Title:   Chairman/President/Chief Executive
                                                                                Officer
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